                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      VMS National Properties Joint Venture
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        AIMCO Properties, L.P. -- Offeror
--------------------------------------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081
--------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                                Gregory M. Chait
                               Katherine M. Koops
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            Calculation of Filing Fee

        Transaction valuation*                 Amount of filing fee
        ----------------------                 --------------------
        $859,539                               $171.91

* For purposes of calculating the fee only. This amount assumes the purchase of 570 units of limited partnership interest of VMS National Residential Portfolio I for $1,082 per unit and 225.44 units of limited partnership interest of VMS National Residential Portfolio II for $1,077 per unit. The amount of the filing fee equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $                   Filing Party:

Form or Registration No.:                   Date Filed:

                                   ----------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1       [ ] going-private transaction subject to Rule 13e-3

         [ ] issuer tender offer subject to Rule 13e-4            [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

     This Tender Offer Statement on Schedule TO relates to the tender offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase outstanding units of limited partnership interest of VMS National Residential Portfolio I ("Portfolio I") and VMS National Residential Portfolio II ("Portfolio II") (both participants in VMS National Properties Joint Venture and Illinois limited partnerships), at a price of $1,082 per unit and $1,077 per unit, respectively, subject to the conditions set forth in the Offer to Purchase dated October 18, 2001, and in the related Letters of Transmittal and Acknowledgment and Agreements, which, as amended and supplemented from time to time, together constitute the tender offer. VMS National Properties Joint Venture is also an Illinois limited partnership. Copies of the Offers to Purchase, Letters of Transmittal and Acknowledgment and Agreements are filed with this Schedule TO as Exhibits 1, 2 and 3, respectively.

      The information in Exhibits 1-3, 5, 6 and 7 is incorporated in this Schedule TO by reference in answer to items 1 through 11 of Schedule TO.

      Neither AIMCO Properties, L.P. nor any of the people or entities listed on Annex I to the Offer to Purchase has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was, during the last five years, a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

===============================================================================

Item 12. Exhibits.

         1(a)   Portfolio I: Offer to Purchase, dated October 18, 2001.

         1(b)   Portfolio II: Offer to Purchase, dated October 18, 2001.

         2(a) Portfolio I: Letter of Transmittal and related instructions (included as Annex II to the Offer to Purchase attached as Exhibit (1)(a)).

         2(b) Portfolio II: Letter of Transmittal and related instructions (included as Annex II to the Offer to Purchase attached as Exhibit (1)(b)).

         3(a)   Portfolio I: Acknowledgement and Agreement dated October 18,
                2001.

         3(b)   Portfolio II: Acknowledgement and Agreement dated October 18,
                2001.

         4(a) Letter, dated October 18, 2001 from AIMCO Properties, L.P. to the limited partners of Portfolio I.

         4(b) Letter, dated October 18, 2001 from AIMCO Properties, L.P. to the limited partners of Portfolio II.

         5(a) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999 is incorporated herein by this reference.)

         5(b) Amended and Restated Credit Agreement, dated as of March 15, 2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999 is incorporated herein by this reference.)

         5(c) First Amendment to $345,000,000 Amended and Restated Credit Agreement, dated as of April 14, 2000, among AIMCO Properties, L.P., Bank of America, as Administrative Agent, and U.S. Bank National Association, as Lender. (Exhibit 10.4 to AIMCO's Current Report on Form 10-Q for quarter ended March 31, 2000 is incorporated herein by this reference.)

         6 Quarterly Report of AIMCO Properties, L.P., for the period ending June 30, 2001 filed on Form 10-Q on August 14, 2001, incorporated herein by this reference.

         7 Annual Report of AIMCO Properties, L.P. for the year ended December 31, 2000 filed on Form 10-K405/A on May 1, 2001, incorporated herein by this reference.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 18, 2001.

                                            AIMCO PROPERTIES, L.P.

                                            By: AIMCO-GP, INC.
                                                     (General Partner)

                                            By: /s/Patrick J. Foye
                                                --------------------------------
                                                Executive Vice President


                                            AIMCO-GP, INC.

                                            By: /s/Patrick J. Foye
                                                --------------------------------
                                                Executive Vice President


                                            APARTMENT INVESTMENT
                                            AND MANAGEMENT COMPANY

                                            By: /s/Patrick J. Foye
                                                --------------------------------
                                                Executive Vice President

                                  EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
------            -----------
 1(a)             Portfolio I: Offer to Purchase, dated October 18, 2001.

 1(b)             Portfolio II: Offer to Purchase dated October 18, 2001.

 2(a)             Portfolio I: Letter of Transmittal and related Instructions
                  (included as Annex II to the Offer to Purchase attached as Exhibit (1)(a)).

 2(b)             Portfolio II: Letter of Transmittal and related Instructions
                  (included as Annex II to the Offer to Purchase attached as Exhibit (1)(b)).

 3(a)             Portfolio I: Acknowledgement and Agreement dated October 18,
                  2001.

 3(b)             Portfolio II: Acknowledgement and Agreement dated October 18,
                  2001.

 4(a) Letter, dated October 18, 2001, from AIMCO Properties, L.P. to the limited partners of the Partnership, Portfolio I.

 4(b) Letter, dated October 18, 2001, from AIMCO Properties, L.P. to the limited partners of the Partnership, Portfolio II.

 5(a) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of
                  America, Bank Boston, N.A., and First Union National Bank.
                  (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated
                  August 16, 1999 is incorporated herein by this reference.)

 5(b)             Amended and Restated Credit Agreement, dated as of March 15,
                  2000, among AIMCO Properties, L.P., Bank of America, Bank
                  Boston, N.A., and First Union National Bank. (Exhibit 10.20 to
                  AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999 is incorporated herein by this reference.)

 5(c)             First Amendment to $345,000,000 Amended and Restated Credit
                  Agreement, dated as of April 14, 2000, among AIMCO Properties,
                  L.P., Bank of America, as Administrative Agent, and U.S. Bank
                  National Association, as Lender. (Exhibit 10.4 to AIMCO's
                  Current Report on Form 10-Q for quarter ended March 31, 2000 is incorporated herein by this reference.)

 6 Quarterly Report of AIMCO Properties, L.P., for the period ending June 30, 2001 filed on Form 10-Q on August 14, 2001.

 7                Annual Report of AIMCO Properties, L.P. for the year ended
                  December 31, 2000 filed on Form 10-K405/A on May 1, 2001.